UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2012
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated October 24, 2012, announcing the Company's acquisition of two car carriers and their scheduled employment.

EXHIBIT 1

SFL – Acquisition of two car carriers in combination with five-year charters

Press release from Ship Finance International Limited, October 24, 2012

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to acquire two car carriers at attractive prices. The Japan-built vessels have a capacity of approximately 6,500 car equivalent units (CEU) and were built in 2005 and 2006, respectively.

The vessels will be time chartered to an investment grade logistics company, publicly listed in Asia. The charter period will be five years, adding approximately $85 million to our charter backlog. Expected delivery of the vessels will be in October and November 2012.

The funding of the vessels will be a combination of equity and loans, and Ship Finance has already received indications for 70% financing of the purchase price at favorable terms. The aggregate net cash flow after estimated operating expenses, interests and loan amortization is projected to be approximately $4.8 million in aggregate per year, or approximately 20% annual return on invested equity during the charter period.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to expand our long-standing relationship with one of the premier logistics companies in Asia. The purchase price is very attractive compared to replacement cost for similar high specification assets, and there will be an immediate positive cashflow effect for the Company already in the fourth quarter."

October 24, 2012
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Investor and Analyst Contacts:
Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23114009
Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 68 vessels, including 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, three oil/bulk/ore vessels, 11 drybulk carriers including two newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship, two ultra-deepwater semi-submersible drilling rigs and two car carriers. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: October 24, 2012	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)